UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 25, 2024, Marti Technologies, Inc. (the “Company”) issued a press release announcing that on April 24, 2024, the board of directors of the Company authorized a 3 month extension to its original 6 month share repurchase program under which the Company may repurchase up to $2.5 million of its outstanding Class A ordinary shares, which was originally initiated on January 10, 2024. In addition, the Board set a ceiling price of $3.30 per share for the share repurchases, giving the Company the ability to perform share repurchases up to a maximum share price of $3.30. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Marti Technologies, Inc., dated April 25, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: April 25, 2024	By:	/s/ Oguz Alper Öktem
Name: Oguz Alper Öktem
Title: Chief Executive Officer

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